Spur Ventures Inc.
(an exploration stage company)

Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and include a summary prepared by management reconciling significant differences between Canadian and United States generally accepted accounting principles as they affect these financial statements. The financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

(signed) Y.B. Ian He	(signed) James Zhang

Y.B. Ian He	James Zhang
President	Chief Financial Officer
April 29, 2004

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of
Spur Ventures Inc.

We have audited the consolidated balance sheets of Spur Ventures Inc. (an exploration stage company) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

April 2, 2004
(except for note 12, which is as at April 29, 2004)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Spur Ventures Inc. (an exploration stage company) Consolidated Balance Sheets As at December 31, 2003 and 2002

(expressed in Canadian dollars)

	2003	2002
	$	$
Assets

Current assets
Cash and cash equivalents	4,965,571	5,899
Marketable securities (note 4)	98,500	95,000
Accounts receivable and prepaid expenses	57,601	20,461
Due from joint venture partner (note 7)	200,000	200,000
	5,321,672	321,360
Fixed assets - net	26,663	-

Mineral properties (note 3)	1,846,045	2,562,753
	7,194,380	2,884,113

Liabilities

Current liabilities
Bank overdraft	-	19,990
Accounts payable and accrued liabilities	38,616	55,206

	38,616	75,196

Shareholders’ Equity

Capital stock (note 5)
Authorized
100,000,000 common shares without par value
100,000,000 preferred shares without par value

Issued
28,289,328 common shares (2002 - 17,949,328)	11,846,776	6,231,555

Stock options and warrants (note 5)	41,680	-

Deficit	(4,732,692)	(3,422,638)

	7,155,764	2,808,917

	7,194,380	2,884,113

Commitments and contingencies (note 11)

Subsequent events (note 12)

Approved by the Board of Directors

(signed) Y.B. Ian He	Director	(signed) Robert Atkinson	Director

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. (an exploration stage company) Consolidated Statements of Operations and Deficit For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Expenses
Amortization	5,178	-	-
Consulting fees	255,243	126,629	71,421
Interest expense	997	-	-
Loss on disposal of fixed asset	9,082	-	-
Management fees	27,833	50,000	50,000
Office and miscellaneous	45,552	24,011	31,616
Printing and mailing	13,582	(4,916)	8,560
Professional fees	123,361	68,416	38,253
Rent	31,009	29,669	32,683
Transfer agent and filing fees	21,501	7,702	11,391
Travel, advertising and promotion	68,190	6,735	29,340
Wage and benefits	3,235	-	-
Writedown of mineral properties	760,490	-	151,807
Writedown of marketable securities	6,000	7,000	43,484
	1,371,253	315,246	468,555

Other income
Interest income	38,845	3,259	19,299
Energy trust income	10,867	37,750	71,740
Foreign exchange gain	1,147	-	-
Net gain on disposal of marketable securities	10,340	28,365	132,881
	61,199	69,374	223,920

Loss for the year	(1,310,054)	(245,872)	(244,635)

Deficit - Beginning of year	(3,422,638)	(3,176,766)	(2,932,131)

Deficit - End of year	(4,732,692)	(3,422,638)	(3,176,766)

Basic and diluted loss per common share	(0.06)	(0.01)	(0.01)

Weighted average number of
common shares outstanding	22,265,095	17,949,328	17,852,001

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. (an exploration stage company) Consolidated Statements of Cash Flows For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Cash flows from operating activities
Energy trust income	10,867	37,750	71,740
Interest received	38,845	3,312	19,497
Interest paid	(997)	(81)	(507)
Amortization	5,178	-	-
Cash paid to suppliers and employees	(625,823)	(334,960)	(247,719)

	(571,930)	(293,979)	(156,989)

Cash flows used in investing activities
Feasibility study, project development	(43,782)	(311,185)	(176,041)
Purchase of fixed assets	(40,922)	-	-
Net purchase of marketable securities	(100,000)	(236,250)	(994,325)
Amounts due from joint venture partner	-	(200,000)	-
Disposal of marketable securities	100,840	655,565	1,002,028

	(83,864)	(91,870)	(168,338)

Cash flows from financing activities
Issue of common shares	5,635,456	-	92,625

Increase (decrease) in cash and cash
equivalents	4,979,662	(385,849)	(232,702)

Cash and cash equivalents -
Beginning of year	(14,091)	371,758	604,460

Cash and cash equivalents - End of year	4,965,571	(14,091)	371,758

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

1

Nature of operations

The main focus of the company is on the business of developing an integrated fertilizer business in China. The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

For the year ended December 31, 2003, the company had a loss of $1,310,054 (2002 - loss of $245,872), working capital of $5,283,056 (2002 - $246,164) and a deficit of $4,732,692 (2002 - deficit of $3,422,638). In addition, the company had a cash balance of $4,965,571 (2002 - overdraft of $14,091).

Management acknowledges that if the Yichang phosphate property proves to be successful then it will require significant equity and debt financing. Management believes that it can successfully raise financing for this project; however, there is no assurance that the company will be successful in raising this financing. Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months.

In addition, although the company has entered into preliminary agreements to secure the title of the mineral properties, these agreements are subject to contribution of capital by the company to earn its interest in the properties. Although these arrangements are in accordance with industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may also be subject to unregistered prior agreements and regulatory requirements before title can be guaranteed by the company.

2

Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP, as disclosed in note 10.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Spur Ventures (BVI) Inc., International Phosphate Mining Corporation (International Phosphate) and Kunlun Potash Ltd. (Kunlun Potash). International Phosphate and Kunlun Potash were incorporated to carry out mineral exploration and development programs in China.

(1)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Income taxes

The company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days of the original date of acquisition. To limit its exposure, the company deposits its funds with large financial institutions.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

(2)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during the year. The effect of exercise of share options and warrants would be anti-dilutive.

Translation of foreign currencies

All of the company’s foreign subsidiaries are considered fully integrated operations. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in loss for the year.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to the short periods to maturity. The fair value of investments is disclosed in note 4.

Stock option plan

The company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and non-directors and is determined as the fair value of the option at the date of grant using an option-pricing model and is credited to stock options and warrants within shareholders’ equity.

(3)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

3	Mineral properties

	2003	2002
	$	$
Mineral property expenditures
Yichang phosphate	1,846,045	2,562,753

Yichang phosphate

In 1996, the company entered into a preliminary agreement with Yichang Phosphorous Chemical Industries Group Co. Under the agreement, the company has obtained an exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

In 1999, the company completed the preliminary feasibility study report conducted jointly by the Northern China Chemical Mine Planning and Design Institute and China Wuhuan Chemical Engineering Corp. Final project approval was also received from the Chinese government.

In November 2000, a feasibility study and an environmental impact assessment study were completed.

During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project. Letters of intent were signed with China Merchant Bank and China Agriculture Bank, contingent upon equity financing, to provide US$47 million bank loans and partial working capital line.

In April 2002, the feasibility study was updated by Jacobs Engineering Corporation.

In early 2002, the company commenced its application for a mining permit through its joint venture partner, Yichang Phosphorus Chemical Industries Company (Yichang). Preliminary approval (stage one) of the application has been received from the Chinese Ministry of Land and Resources. Stage two of the application is in progress.

In 2002, the company engaged Triennex Pty Ltd. of South Africa to arrange total project financing based on a pre-arranged success fee. In December 2002, the company signed separately with four banks in Yichang that they will provide bank loans to the Yichang project.

In December 2002, the company and its joint venture partner Yichang signed a joint venture contract that will result in the setting up of a joint venture company, Yichang Maple Leaf Chemicals Company, which is to undertake the development of the Yichang phosphate project.

(4)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

In December 2003, the company entered into a letter of intent with Yichang Phosphorous Chemical Industries Group Co. to acquire approximately a 65% interest in an existing fertilizer facility owned by Xinyuan Chemicals Ltd. in Yichang. The Xinyuan plant has the capacity to produce 100,000 tonnes per annum of sulphate-based NPK fertilizer. During 2003, $760,490 of deferred mineral property expenditures was written off, being the amount deferred in relation to the Jacobs Engineering Corporation study on the development of a plant, which due to the purchase of an existing fertilizer facility will no longer be required.

4	Marketable securities

		2003	2002
		$	$
	Energy trusts	98,500	95,000

Energy trusts

The company initially acquired energy trust units in 2001, and during 2002 and 2003 the company both acquired and disposed of a number of these units. At December 31, 2003, the remaining units held had a cost of $101,100 (2002 - $102,000) and, consistent with its accounting policy, the company has recognized a loss of $1,500 (2002 - $7,000) as a result of writing these investments down to their market value during the year. The trusts were sold in January 2004 for a small profit.

5

Capital stock

Authorized
            100,000,000 common shares without par value
            100,000,000 preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

Issued

	Number of
	common	Amount
	shares	$

December 31, 2001 and 2002	17,949,328	6,231,555
Exercise of stock options	300,000	210,000
Private placement	5,370,000	2,800,000
Exercise of warrants	4,670,000	2,802,000
Commission and finders’ fee	-	(196,779)
December 31, 2003	28,289,328	11,846,776

(5)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Stock options

Under the 2003 Employee Stock Option Plan, the company may grant options to its directors, officers, and service providers for up to 4,589,865 common shares or such additional amount as may be approved from time to time by the shareholders of the company. Under the plan, the exercise price of each option equals the market price of the company’s stock on the date of grant and an option’s maximum term is 10 years. The directors of the company may determine and impose terms upon which each option shall become vested in respect of option shares. All options outstanding at the fiscal year-end are currently vested.

A summary of the company’s options at December 31, 2003 and 2002 and the changes for the years then ended is presented below:

		2003		2002

		Weighted		Weighted
		average		average
	Options	exercise	Options	exercise
	outstanding	price	outstanding	price
		$		$
At January 1	1,000,000	0.90	1,325,000	0.90
Granted	3,185,000	0.79	-	-
Exercised	(300,000)	0.75	-	-
Cancelled/expired	-	-	(325,000)	0.90

At December 31	3,885,000	0.77	1,000,000	0.90

The following table summarizes information about the options outstanding and exercisable at December 31, 2003:

Weighted
		average	Weighted
	Options	remaining	average
Exercise	outstanding	contractual	exercise
price	and	life	price
$	exercisable	(years)	$

0.79 - 0.90	3,885,000	3.86	0.77

(6)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

The company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors where the exercise price is equal to the market price at the date of grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,715,463 (2002 - $nil) in respect of granted stock options to directors and employees. The fair value of the options granted has been calculated using the Black-Scholes option pricing method, using the following assumptions:

risk-free interest rate	4.44% per annum
expected life	5 years
expected volatility	86%
dividend yield	-

Pro forma information determined under the fair value method of accounting for stock options is as follows:

	2003	2002
	$	$
Loss for the year
As reported	(1,310,054)	(245,872)
Compensation expense	(1,715,463)	-

Pro forma loss for the year	(3,025,517)	(245,872)

Basic and diluted loss per share
As reported	(0.06)	(0.01)
Pro forma	(0.14)	(0.01)

Options granted to consultants in the year have been calculated using the Black-Scholes model based on the same assumptions. A charge of $21,445 (2002 - $nil) has been expensed in the year and credited to fair value of options and warrants within shareholders’ equity.

(7)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Warrants In connection with private placements, the company issued warrants as follows:

			2003		2002
			Weighted		Weighted
			average		average
		Warrants	exercise price	Warrants	exercise price
		outstanding	$	outstanding	$

	Outstanding - Beginning of
	year	-	-	-	-
	Granted	5,370,000	0.63	-	-
	Exercised	(4,670,000)	0.60	-	-
	Expired	-	-	-	-

	Outstanding - End of year	700,000	0.81	-	-

	Of the outstanding warrants, 400,000 with an exercise price of $0.60 expire in May 2005 and 300,000 with an exercise price of $1.10 expire in July 2005. Included in the warrants are 70,000 warrants issued as a finders’ fee. These have been valued at $20,235 using the Black-Scholes model and credited to stock options and warrants within shareholders’ equity.

6	Related party transactions Included in expenses are the following amounts paid to companies with common directors:

	2003	2002	2001
	$	$	$
Consulting fees (a)	255,243	76,129	71,261
Management fees (b)	27,833	50,000	50,000
Legal fees (c)	27,511	13,549	10,591
	310,587	139,678	131,852

a)	Directors of the company receive consulting fees for their management services. A total of $255,243 was paid in 2003 (2002 - $76,129; 2001 - $71,261).

b)	Management fees of $27,833 (2002 - $50,000; 2001 - $50,000) were paid to companies owned by a director.

c)	Legal fees of $27,511 (2002 - $13,549; 2001 - $10,591) were paid to a law firm of which a director is a partner.

(8)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

7

Due from joint venture partner

In 2002, the company advanced $200,000 to its joint venture partner, Yichang, that was to be converted into an investment in the joint venture company, Yichang Maple Leaf Chemicals Company, or returned to the company. During 2003, the joint venture company received regulatory approval for the mining rights the joint venture will undertake and the company continues to negotiate the final terms of the joint venture.

8

Segmented information

Management considers the exploration of phosphate and potash interests in China to be the company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			2003

	China		Consolidated
	$		$
Current assets	5,321,672	-	5,321,672
Fixed assets - net	26,663	-	26,663
Mineral properties	-	1,846,045	1,846,045

Total assets	5,348,335	1,846,045	7,194,380

			2002

	Canada	China	Consolidated
	$	$	$
Current assets	321,360	-	321,360
Mineral properties	-	2,562,753	2,562,753

Total assets	321,360	2,562,753	2,884,113

(9)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

9	Income taxes A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company’s effective income tax expense is as follows:

	2003	2002
	$	$
Income tax provision at statutory rates	(235,917)	(51,528)
Increase in taxes from:
Non-deductible items	2,882	1,338
Benefit of losses not recognized	233,035	50,190

	–	–

The company has a potential future tax asset of $491,056 (2002 - $505,000) that arises principally from non-capital tax losses available for carry-forward. Management believes the realization of income tax benefits related to these losses is not more likely than not to occur, and therefore, no future income tax asset has been recognized.

At December 31, 2003, the company has estimated non-capital losses for tax purposes of $1,233,000 (2002 - $1,117,000) with expiry dates as shown below:

$
2004	327,000
2005	98,000
2006	182,000
2008	117,000
2009	113,000
2010	396,000
1,233,000

(10)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

10	Differences between Canadian and U.S. generally accepted accounting principles

	a)	The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

	2003	2002
	$	$
Marketable securities - under Canadian GAAP	98,500	95,000
Adjusted for fair market value	3,600	-

Marketable securities - under U.S. GAAP	102,100	95,000

Mineral properties - under Canadian GAAP	1,846,045	2,562,753
Feasibility study/technical evaluation	(1,846,045)	(2,562,753)

Mineral properties - under U.S. GAAP	-	-

Capital stock - under Canadian GAAP	11,846,776	6,231,555
Compensatory escrow release value	697,500	697,500
Flow-through share premium	(135,000)	(135,000)

Capital stock - under U.S. GAAP	12,409,276	6,794,055

Deficit - under Canadian GAAP	(4,732,692)	(3,422,638)
Feasibility study/technical evaluation	(1,846,045)	(2,562,753)
Compensatory escrow release value	(697,500)	(697,500)
Deferred taxes	135,000	135,000
Fair market value of marketable securities	3,600	-

Deficit - under U.S. GAAP	(7,137,637)	(6,547,891)

(11)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

The impact on the consolidated statements of operations and deficit would be as follows:

		2003	2002	2001
		$	$	$
	Loss for the year -
	under Canadian GAAP	(1,310,054)	(245,872)	(244,635)
	Feasibility study/technical evaluation	(43,782)	(311,185)	(176,041)
	Mineral property written off in year	760,490	-	151,807
	Marketable securities	3,600	-	-

	Loss for the year -
	under U.S. GAAP before
	comprehensive income adjustments	(589,746)	(557,057)	(268,869)
	Adjustment to arrive at
	comprehensive income
	Unrealized recovery on
	investments	-	-	(59,941)

	Comprehensive loss	(589,746)	(557,057)	(328,810)

	Loss per common share -
	under U.S. GAAP before
	comprehensive income adjustments	0.02	0.03	0.06

b)

Income taxes

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises with the natural gas interests. A deferred tax liability is established in the amount of the tax benefit foregone, and tax expense is recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reverses due to loss carry-forwards available.

c)

Accounting for stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since options are granted at exercise prices that are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost to be recognized by the company. As such, for each of the years in the three-year period ended December 31, 2003, there are no differences in accounting for stock options.

(12)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

d)

Mineral property expenditures

Mineral property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses expenditures relating to unproven mineral properties as they are incurred. When proven and probable reserves are indicated as a bankable feasibility study for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

e)

Issue of escrow shares

U.S. GAAP requires that compensation expense be recorded for the excess of the quoted market price over the price granted to employees and directors under escrow share agreements that are based on more than mere passage of time and require performance. The compensation expense is recorded when the shares become eligible for release. Under Canadian GAAP, no compensation expense is recorded for such escrow share agreements.

f)

Supplemental cash flow information

Under U.S. GAAP, the direct method of presenting the consolidated statements of cash flows for 2003, 2002 and 2001 would not show exploration expenditures under investing activities. These balances of $43,782, $311,185 and $176,041, respectively, would instead be included in cash paid to suppliers and employees under operating activities. This would result in totals for 2003, 2002 and 2001 for cash paid to suppliers and employees of $669,605, $646,145 and $423,760, respectively.

g)

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 - “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. The company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

h)

Marketable securities

For U.S. GAAP purposes, unrealized gains and losses for available-for-sale securities are included in comprehensive income, a separate component of shareholders’ equity, except where the decline in value is other than temporary in which case Canadian and U.S. GAAP are the same.

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Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

11	Commitments and contingencies

a)

In November 2003, the company entered into an agreement with a Chinese partner to acquire a 65% interest in a joint venture company, Yichang Spur Chemicals Ltd. (YSC). YSC acquired a 100% interest in an existing fertilizer facility in Yichang, China. The company must make the initial investment in YSC of US$1.25 million (paid January 6, 2004) within 10 days of the issuance of a business license (the license was issued on December 23, 2003) and will make a further payment of US$1.25 million (subject to a final net asset valuation based on the audited financial statements) within 90 days of the first instalment. The company has also committed to pay interest on the existing debt of one of the YSC partners for the upcoming years 2004 to 2008 of US$128,307 per year.

The acquisition is expected to be completed in April 2004.

	b)	During the upcoming years, the company has the following rental commitments:

		$
	2004	27,210
	2005	27,210

12

Subsequent events

In January 2004, the company paid the first instalment of US$1.25 million to acquire an existing fertilizer facility in Yichang. The acquisition was completed in April 2004 and the funds are currently held in trust to be disbursed as the company’s management considers necessary.

On April 27, 2004, the company announced the agreed restructuring of the terms of the Yichang Maple Leaf Chemicals Company joint venture. The estimated investment for the development of 700,000 tonnes of fertilizer plus the mine development and associated infrastructure has been reduced to US$93 million (from US$325 million) over the next five years. Accordingly, the company’s interest will be adjusted to 79%.

In April 2004, closing was finalized on the YSC acquisition. After completion of final due diligence and audit of the accounts of the Xinyuan plant, the company’s ownership has been agreed at 72%, an increase from the percentage previously anticipated of 65%.

Other subsequent events are recorded in note 4.

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